Exhibit 12.1

EMC CORPORATION
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2015	2014	2013	2012	2011
Computation of Earnings:
Income before provision for taxes and cumulative effect of a change in accounting principle
	$2,882	$3,762	$3,865	$3,804	$3,249
Fixed charges	313	267	265	182	272
Total earnings	$3,195	$4,029	$4,130	$3,986	$3,521

Computation of Fixed Charges:
Interest expense	$164	$147	$156	$79	$170
Estimate of interest within rental expense(1)	149	120	109	103	101
Total fixed charges	$313	$267	$265	$182	$271

Ratio of Earnings to Fixed Charges	10.22x	15.11x	15.61x	21.95x	12.96x

(1) Estimate of interest within rental expense is calculated under the assumption that 1/3 of rent expense is representative of interest costs.